FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS

Integra Resources Corp. (“Integra” or the “Company”)
1050 – 400 Burrard Street

Vancouver, British Columbia, V6C 3A6

ITEM 2 DATE OF MATERIAL CHANGE

August 16, 2019

ITEM 3 NEWS RELEASE

The Company issued a news release on August 16, 2019 relating to the material change, which was disseminated to the TSX Venture Exchange and through Stockwatch, Baystreet and subsequently filed on SEDAR.

ITEM 4 SUMMARY OF MATERIAL CHANGE:

The Company closed its previously announced non-brokered offering of 14,490,696 special warrants (the “Special Warrants”) at an issue price of $0.86 per Special Warrant for gross proceeds of $12,461,999 (the “Offering”).

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

The Company closed its previously announced non-brokered offering of 14,490,696 Special Warrants at an issue price of $0.86 per Special Warrant for gross proceeds of $12,461,999.

The Special Warrants, which are otherwise subject to a four-month hold period expiring December 17, 2019, will be converted into free trading common shares in the capital of the Company, for no additional consideration, on the earlier of (i) the first business day following the date on which the Company receives a receipt for filing a final short form prospectus qualifying the distribution of the common shares, and (ii) December 17, 2019 (the “Conversion”).

The Offering is subject to final approval of the TSX Venture Exchange. The Company paid approximately $223,560 to certain finders in connection with the Offering.

The net proceeds from the Offering will be used to fund exploration, including an additional 15,000 to 20,000 meters of drilling, as well as engineering expenditures and general corporate purposes.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

Not applicable

ITEM 8 EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Andree St-Germain, Chief Financial Officer

Telephone: (778) 873-8190

ITEM 9 DATE OF REPORT

August 22, 2019

Forward looking and other cautionary statements

This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this material change report includes statements regarding the conduct of, and completion of, the Offering, the Conversion, use of proceeds and future drilling. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward- looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to completion of the Offering, obtaining regulatory approvals for the Offering, the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.